Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

October 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kim McManus

Re:	Sixth Street Lending Partners

Form N-14, File No. 333-289915

Dear Ms. McManus:

On behalf of Sixth Street Lending Partners (the “Company”), we are providing the following responses to comments received via telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 23, 2025, relating to the Company’s Registration Statement on Form N-14 filed with the Commission on August 28, 2025 (the “Registration Statement”). Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Legal Comments

1.

We reviewed the supplemental letter submitted August 28, 2025. Please revise the letter from the issuer to comply with CF Securities Act Form C&DI 125.13. Specifically, sub-part 2(ii) should eliminate “unless an exemption from registration is otherwise available.”

Response: In light of the Staff’s comment, the Company has revised the letter accordingly.

2.

With respect to Certain Material U.S. Federal Income Tax Considerations on page 38, please revise to state if this tax discussion is based on an opinion of counsel (to be filed with consent to such reference). See Securities Act Rule 436.

Response: In light of the Staff’s comment, the Company has revised the disclosure accordingly.

3.	With respect to Incorporation by Reference on page 71, please remove the parenthetical regarding the exclusion of the audited financial statements. Form N-14 requires audited financial statements.

Response: In light of the Staff’s comment, the Company has revised the disclosure accordingly.

* * * * *

NEW YORK  BEIJING  BOSTON  HONG KONG  HOUSTON  LONDON  LOS ANGELES  PALO ALTO  SÃO PAULO  TOKYO

Securities and Exchange Commission	October 1, 2025

Please do not hesitate to call Rajib Chanda at (202) 636-5543, Jonathan Pacheco at (202) 636-5876 or me at (202) 636-5592 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP

Jonathan Pacheco, Simpson Thacher & Bartlett LLP

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